January 27, 2014

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-3561

RE:                          New York & Company, Inc.
Form 10-K for Fiscal Year Ended February 2, 2013 — Filed April 16, 2013

File No. 001-32315

Dear Ms. Jenkins:

I am in receipt of your letter dated January 13, 2014 regarding the above-referenced filing for New York & Company, Inc. (the “Company” or “New York & Company”) and appreciate the efforts of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in the review process and in assisting us with enhancing the overall disclosures in the Company’s filings with the Commission.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review of the Company’s responses, I have included the SEC’s comments and provided the Company’s responses below them.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 37

Impairment of Long-Lived assets, page 37

1.              We note you closed 31, 23, and 43 stores in fiscal years 2012, 2011 and 2010, respectively. Please provide draft disclosure to be included in future filings that clearly states the level at which you test long-lived assets for impairment. To the extent you are performing the test at the store level; please tell us how many stores you have tested each year and the asset carrying value at the balance sheet date after the impairments were recorded.

Response

We consider an asset group to be at the individual store level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.  We test long-lived assets for impairment at the individual store level by utilizing an undiscounted future cash flow model to test the individual asset groups for recoverability. In fiscal year 2012, we tested eight stores for asset impairments, which resulted in impairment charges totaling $0.6 million and a carrying value of $0.9 million after the impairments were recorded. In fiscal year 2011, we tested 20 stores for asset impairments, which resulted in impairment charges totaling $3.1 million and a carrying value of $2.6 million after the impairments were recorded. In fiscal year 2010, we tested 102 stores for asset impairments, which resulted in impairment charges totaling $16.3 million and a carrying value of $9.3 million after the impairments were recorded.

The large number of stores tested in fiscal year 2010 was primarily attributable to the continued effects of the economic downturn, which negatively affected consumer purchases of the Company’s merchandise and adversely impacted the Company’s operating results.

Below is the draft disclosure to be included in future filings for our critical accounting policy related to the impairment of long-lived assets:

The Company evaluates the impairment of long-lived assets in accordance with ASC Topic 360, “Property, Plant and Equipment.” Long-lived assets are evaluated for recoverability whenever events or changes in circumstances indicate that an asset may have been impaired. The evaluation is performed at the individual store level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. In evaluating long-lived assets for recoverability, the Company estimates the future cash flows at the individual store level that are expected to result from the use of each store’s assets based on historical experience, knowledge and market data assumptions. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the long-lived assets, an impairment loss, equal to the excess of the carrying amount over the fair value of the assets, is recognized.

Item 15. Exhibits and Financial Statement Schedules, page 43

Notes to Consolidated Financial Statements, page 53

Note 2. Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 54

2.              You disclose on page 30 that you revised the estimated redemption rate for merchandise credits due to the existence of adequate historical information. As a result of the revised estimate you recognized an additional $4.3 million of breakage revenue in the fourth quarter of fiscal 2012. Please explain in detail what underlying changes occurred in the redemption rates and why the changes either occurred or came to your attention during fiscal 2012. Tell us how much breakage revenue you recognized in each of the three years presented, exclusive of the amount recognized from the change in estimate.

Response

Prior to fiscal year 2008, the Company issued paper merchandise credits, which did not provide the Company with the ability to systematically track the aging of outstanding merchandise credits and the redemption rate for credits. During the third quarter of fiscal year 2008, the Company began issuing electronic merchandise credits on plastic cards, similar to a gift card, which enabled the Company to systematically track the aging of outstanding merchandise credits and the redemption rate. At the end of fiscal year 2012, after four full fiscal years of systematically tracking the aging and redemption rate of merchandise credits, the Company believed it had sufficient historical information in which to estimate breakage revenue for merchandise credits. As a result, during the fourth quarter of fiscal year 2012 the Company recorded $4.3 million of breakage revenue for merchandise credits issued prior to fiscal year 2012 and $0.3 million of breakage revenue for merchandise credits issued during fiscal year 2012. As described above, prior to fiscal year 2012, the Company did not have sufficient company-specific information in which to estimate breakage revenue for merchandise credits, and therefore did not record breakage revenue for merchandise credits in fiscal year 2011 and fiscal year 2010.

During fiscal year 2012, fiscal year 2011 and fiscal year 2010 the Company recorded breakage revenue for gift cards of $0.5 million, $0.6 million, and $0.6 million, respectively.

3.              Your policy is silent with respect to state escheat laws and their effect on unredeemed credits. Tell us how you considered the escheat laws in your policy for recognizing revenue based on the historical redemption rates.

Response

Our gift cards and merchandise credits are issued by a subsidiary of New York & Company, Inc., Lerner New York GC LLC, which is domiciled in Ohio and subject to Ohio escheat law.  Under escheat law, Ohio law applies to our gift card and merchandise credit because we do not have the address of the true owner of the gift card or merchandise credit. In accordance with Ohio escheat law, the Company is not required to escheat unredeemed credits to the State of Ohio. If management determines there is no requirement for remitting balances to government agencies under state escheatment laws, the balance of unredeemed credits may then be recognized in the consolidated statements of operations.

Note 10. Share-Based Compensation, page 67

4.              We note you issue options and share-based awards based on the 2002 Plan and the Amended and Restated 2006 Plan. We also note you state the expected life used to value stock options and SARs is based primarily on industry averages due to the Company’s limited historical data for employee exercises. Please explain why you have only limited historical data for these exercises.

Response

The Company believes that it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the term of its stock option and SARs awards due to the following factors:

•                                          From the inception of both the New York & Company, Inc. 2002 Stock Option Plan and the New York & Company, Inc. Amended and Restated 2006 Long-Term Incentive Plan through fiscal year 2012, 9.5 million stock options were exercised. Of the 9.5 million stock options exercised, 9.3 million options were granted between fiscal year 2002 and fiscal year 2004, prior to New York & Company, Inc. becoming a publicly traded company. Of these 9.3 million stock options exercised, 8.4 million options had an exercise price of $0.11 and 0.9 million options had an exercise price of $3.23.

•                                          Since becoming a publicly traded Company in October 2004, the Company’s stock price has been highly volatile, ranging between $0.89 and $24.24. This has resulted in many stock option awards being out-of-the money and still outstanding or being forfeited upon employees leaving the Company.

These factors indicate that the Company’s historical exercise data is an insufficient and inappropriate basis upon which to estimate the expected term for stock option and SARs awards.

The Company remains committed to continuously improving the transparency of its financial reporting by providing investors with informative financial disclosures and presenting an accurate view of the Company’s financial position and operating results to permit all users of the Company’s financial statements to make informed investment decisions.

Please contact Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660 with any additional questions.

Sincerely,

/s/ Sheamus Toal
Sheamus Toal
Executive Vice President and
Chief Financial Officer
New York & Company, Inc.